

21002851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number:   3235-0123 |
| Expires:   October 31, 2023 |
| Estimated average burden |
| hours per response......12.00 |

## ANNUAL AUDITED REPORT
Mail Process FORM X-17A-5
Section PART III

MAR 03 2021

FACING PAGE

| SEC FILE NUMBER |
| --- |
| 8- 68611 |

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2020___ AND ENDING___December 31, 2020___
                                        MM/DD/YY                                    MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   SpareBank 1 Capital Markets, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

1 Alhambra Plaza, PH
(No. and Street)

| Coral Gables | FL | 33134 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                        Robert Lau                                          305-444-3598
                                                        (Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – if individual, state last, first, middle name)

| 805 Third Ave, 14th Floor | New York | New York | 10022 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

# OATH OR AFFIRMATION

I, _____Robert Lau_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SpareBank 1 Capital Markets, Inc._____ , as of _____December 31_____, 20__20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BYUNG KANG
COMM. #2236077
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
APRIL 25, 2022

_____Robert C Lau_____
Signature

_____President_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**SpareBank 1 Capital Markets, Inc.**

Financial Statements and Schedules

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon
and Supplemental Report on Exemption)

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements
    Statement of Financial Condition
    Statement of Operations
    Statement of Changes in Stockholders' Equity
    Statement of Cash Flows
    Notes to Financial Statements

Supplementary Information

    Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
    of the Securities and Exchange Commission

    Schedule II - Statement Regarding SEC Rule 15c3-3

Report of Independent Registered Public Accounting Firm

Exemption Report



**RBSM**LLP

Accountants & Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Coral Gables, Florida

*Opinion on the Financial Statements*
We have audited the accompanying statement of financial condition of SpareBank 1 Capital Markets, Inc. (the "Company"), as of December 31, 2020, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Auditor's Report on Supplemental Information*
The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
February 26, 2021

New York, NY   Washington DC   Mumbai, India   San Francisco, CA   Las Vegas, NV   Kansas City, KS   Beijing, China   Athens, Greece

Member: ANTEA Alliance with offices in major cities worldwide

**SPAREBANK 1 CAPITAL MARKETS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
December 31, 2020

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 377,018 |
| Cash - segregation in compliance with federal regulations | | 100,000 |
| Accounts receivable - related party | | 25,000 |
| Prepaid expenses | | 547 |
| **TOTAL ASSETS** | $ | 502,565 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 990 |
| Accrued income taxes | | 7,134 |
| Total Liabilities | | 8,124 |
| | | |
| Common Stock - no par value | | |
| 1,000 authorized, 1,000 shares issued and outstanding | $ | 565,612 |
| Accumulated Deficit | | (71,171) |
| TOTAL STOCKHOLDERS' EQUITY | | 494,441 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 502,565 |

See accompanying notes to financial statements.

**SPAREBANK 1 CAPITAL MARKETS, INC.**
**STATEMENT OF OPERATIONS**
**Year Ended December 31, 2020**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Services Income - related party | $ | 325,000 |
| TOTAL REVENUES | | 325,000 |
| | | |
| **EXPENSES:** | | |
| Payroll and employee benefits | | 253,656 |
| Regulatory fees, business licenses and permits | | 4,323 |
| Communication costs | | 11,483 |
| Rent | | 7,158 |
| Professional fees | | 9,400 |
| Office expenses | | 2,817 |
| Subscriptions | | 1,579 |
| Other expenses | | 578 |
| TOTAL EXPENSES | | 290,994 |
| | | |
| **NET INCOME FROM OPERATIONS BEFORE INCOME TAXES** | | 34,006 |
| | | |
| Income Tax Expense | | 7,167 |
| | | |
| **NET INCOME** | $ | 26,839 |

See accompanying notes to financial statements.

**SPAREBANK 1 CAPITAL MARKETS, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**YEAR ENDED DECEMBER 31, 2020**

| | Common Stock | | Accumulated | Stockholders' |
|---|---|---|---|---|
| | Shares | Amount | Deficit | Equity |
| Balance at December 31, 2019 | 1,000 | $ 565,612 | $ (98,010) | $ 467,602 |
| Net Income | - | - | 26,839 | 26,839 |
| Balance at December 31, 2020 | 1,000 | $ 565,612 | $ (71,171) | $ 494,441 |

See accompanying notes to financial statements.

**SPAREBANK 1 CAPITAL MARKETS, INC.**
**STATEMENT OF CASH FLOWS**
**Year Ended December 31, 2020**

## CASH FLOWS FROM OPERATING ACTIVITIES:

| | |
|---|---:|
| Net Income | $ 26,839 |

Adjustments to reconcile net income to net cash
provided by operating activities:

| | |
|---|---:|
| Accounts receivable - related party | (25,000) |
| Prepaid expenses | (547) |
| Accounts payable and accrued liabilities | 990 |
| Accrued income taxes | 7,134 |
| Net Cash Provided By Operating Activities | 9,416 |

| | |
|---|---:|
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | - |
| **NET INCREASE IN CASH AND CASH-SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATIONS** | 9,416 |
| **CASH AND CASH-SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATIONS AT BEGINNING OF YEAR** | 467,602 |
| **CASH AND CASH-SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATIONS AT END OF YEAR** | $ 477,018 |

## SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year:

| | |
|---|---:|
| Interest | $ - |
| Taxes | $ 33 |

See accompanying notes to financial statements.

**SpareBank 1 Capital Markets, Inc.**
**Notes to Financial Statements**
**Year Ended December 31, 2020**

## (1) Organization

SpareBank 1 Capital Markets, Inc. ("the Company") is a wholly owned entity of Magellan Global Corporation, the "Parent Company", which is wholly owned subsidiary of SPAREBANK 1 MARKETS AS, a Norwegian entity. The Company was founded in 2010.

SpareBank 1 Capital Markets, Inc. is a member of FINRA and SIPC.

## (2) Summary of Significant Accounting Policies

### (a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

The following table provides a reconciliation of cash and cash-segregation in compliance with federal regulations reported within the statement of financial position that sum to the total of the same such amounts show in the statement of cash flows.

|  | For the Year Ended December 31, 2020 |
|---|---|
| Cash | $ 377,018 |
| Cash–segregation in compliance with federal regulations | 100,000 |
| Cash and cash-segregation in compliance with federal regulations | $ 477,018 |

### (b) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be

received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

## (c) Income Taxes

Income taxes are recognized at the respective income tax rate of 21% for federal income taxes. Deferred tax assets and liabilities if applicable are measured using enacted tax rates expected to be recovered or settled. The Company files its income tax returns on a cash basis. As of December 31, 2020 there are no deferred tax assets and liabilities.

Although the Company has not been made aware of any such examinations being conducted, the past three tax years remain open for federal or state examinations.

## (d) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (e) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivable outstanding. As of December 31, 2020, management believes such receivables are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

## (f) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. All of the Company revenues originated from its Parent Company during 2020.

## (g) Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU, as amended, provides guidance on the recognition of revenue related to the transfer of promised goods or services to customers, guidance on accounting for certain contract costs and additional disclosure requirements about revenue and contract costs. The standard provides a single revenue model to be applied for reporting companies under U.S. GAAP and supersedes most existing revenue recognition guidance. The Company adopted the guidance as of January 1, 2018. This adoption did not effect the Company's revenue recognition on the statement of financial condition or statement of operations.

The Company may earn revenue (commissions) from brokerage activities, which will be recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services would be recognized when the deal is completed and the income is reasonably determinable. Services Income are earned based on the services performed under an agreement with its Parent Company, which have been the sole source of revenues for the Company in the past several years.

## (h) Leases

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less as lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

## (i) Recently Issued Accounting Pronouncements

All recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

## (3) Cash – Segregation in Compliance with Federal Regulations

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulatory purposes, relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

## (4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $468,894 which was $218,894 in excess of its required net capital of $250,000.

## (5) Related Party Transactions

During the year 2020, the Company earned $325,000 of services income from its Parent Company based on an agreement whereby the Company agreed to perform certain research services on a monthly basis

without any deferred or required deliverables. As of December 31, 2020, the Parent Company owes the Company $25,000 in accounts receivable for these services.

During the year 2020, the Parent Company reimbursed the Company for certain costs incurred over the past year amounting to $33,210 which have been recorded as a reduction to regulatory and accounting fees, business licenses and permits expense.

## (6) Commitments and Contingencies

The Company's offices are located at Coral Gables, Florida and the Regus Office Suite at 590 Madison Avenue, 21$^{st}$ floor, New York, New York. The Regus office is a virtual office, all utilities except telephone are included under such rental agreement. The monthly rent for the New York office is in the amount of $384 and is on a month to month basis. The Florida virtual office agreement in the amount of $99 per month expired on December 31, 2020. In 2021, the Company entered into a new twelve-month lease with the same terms. Rent expense for the year ended December 31, 2020 was $7,158.

In April 2018, the Company entered into a three-year employment agreement with its sole officer, ending March 2021. This contract had been renegotiated in September 2020 and extended until March 2024.

## (7) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 26, 2021.

SUPPLEMENTAL INFORMATION

**SpareBank 1 Capital Markets, Inc.**
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2020

| | |
|---|---:|
| Total stockholder's equity qualified for net capital | $ 494,441 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Accounts receivable | 25,000 |
| Prepaid expenses | 547 |
| Net capital | $ 468,894 |
| Computation of Alternate Net Capital Requirement: | |
| 2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3 | $ - |
| Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $8,124 or $250,000 | $ 250,000 |
| Net capital requirement (greater of above) | $ 250,000 |
| Excess net capital | $ 218,894 |
| Computation of Ratio of Aggregate Indebtedness to Net Capital: | |
| Total aggregate indebtedness | $ 8,124 |
| Ratio of aggregate indebtedness to net capital | .02 to 1 |

## Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed and amended by the Company on February 22, 2021.

Schedule II

**SpareBank 1 Capital Markets, Inc.**

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2020

**Exemptive Provisions**

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information relating to the Possession or Control Requirements under Rule 15c3-3.



**RBSM** LLP

Accountants & Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Coral Gables, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which SpareBank 1 Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sparebank 1 Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) All customer transactions cleared through another broker dealer on a fully disclosed basis (the "exemption provisions") and (2) SpareBank 1 Capital Markets, Inc. stated that SpareBank 1 Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SpareBank 1 Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sparebank 1 Capital Markets, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, New York
February 26, 2021

New York, NY  Washington DC  Mumbai, India  San Francisco, CA  Las Vegas, NV  Kansas City, KS  Beijing, China  Athens, Greece

Member: ANTEA Alliance with offices in major cities worldwide

SpareBank 1 Capital Markets, Inc.

1 Alhambra Plaza, PH

Coral Gables, FL 33134


February 26, 2021

RBSM LLP
805 Third Avenue, 14<sup>th</sup> FL
New York, NY 10022

Exemption Report
Re: SpareBank 1 Capital Markets, Inc. year end 2020 Certified Audit

SpareBank 1 Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3,
"Customer Protection-Reserves and Custody of Securities". SpareBank 1 Capital Markets, Inc. if it has
any customer transactions, such customer transactions are cleared through another broker dealer on a
fully disclosed basis; therefore we have met the identified exemption provisions in 240.15c3-3(k)
throughout the most recent fiscal year without exception and qualify for the exemption under the rule.


*Robert C Lau*

Robert C. Lau
President and CEO